Exhibit 16.1

Letterhead of DeJoya Griffith & Company, LLC

January 12, 2007

Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549
U.S.A.

RE: KREIDO BIOFUELS. INC.

Dear Sirs:

We are the former independent auditors for Kreido Biofuels, Inc. (f/k/a Gemwood Productions, Inc.) (the “Company”) and, as of January 12, 2007, our appointment as principal accountants was terminated. We have read Item 4.01 of the Company’s Current Report on Form 8-K, which the Company expects to file with the Securities and Exchange Commission on or around January 12, 2007, and are in agreement with the statements contained therein, insofar only as they relate to our firm. We have no basis to agree or disagree with other statements of the Company contained therein.

Yours truly,

/s/ De Joya Griffith & Company, LLC

De Joya Griffith & Company, LLC